May 17, 2024

Via EDGAR

United States Securities and Exchange

Commission Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Morgan Youngwood

Mr. Stephen Krikorian

Re: TEGNA Inc.

Form 10-K for the Year Ended December 31, 2023

Filed February 29, 2024

Form 8-K

Filed February 29, 2024

File No. 001-06961

Dear Mr. Youngwood and Mr. Krikorian,

On behalf of TEGNA Inc. (the “Company”), we hereby confirm that the Company has received a letter from the Securities and Exchange Commission dated May 6, 2024 (the “Comment Letter”). The Company is currently reviewing the Comment Letter and respectfully requests an extension of time in which to respond to the comments set forth in the Comment Letter. The Company believes it should be in a position to submit a response to the Comment Letter on or before June 3, 2024.

Thank you for your cooperation. Please contact the undersigned at (703) 873-6830 should you have any questions regarding this request.

Sincerely,

/s/ Clifton A. McClelland III

Senior Vice President and Controller

TEGNA Inc.